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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                                                 SEC FILE NUMBER
                                                                    001-13003

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING



(CHECK ONE):  [X]  Form 10-K and Form 10-KSB     [ ] Form 20-F    [ ] Form 11-K
              [ ]  Form 10-Q and Form 10-QSB     [ ] Form N-SAR

              For Period Ended:  DECEMBER 31, 2000

              [ ]  Transition Report on Form 10-K
              [ ]  Transition Report on Form 20-F
              [ ]  Transition Report on Form 11-K
              [ ]  Transition Report on Form 10-Q
              [ ]  Transition Report on Form N-SAR

              For the Transition Period:

         Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

SILVERLEAF RESORTS, INC.
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Full Name of Registrant


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Former Name if Applicable


1221 River Bend Dr., Suite 120
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Address of Principal Executive Office (STREET AND NUMBER)


Dallas, Texas  75247
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City, State and Zip Code


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                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

              Due to uncertainties arising from, among other things, the matters disclosed by the Company in its Current Reports on Form 8-K dated February 27, 2001 and April 2, 2001, the Company has not been unable to finalize its financial statements for the year ended December 31, 2000 and accordingly the completion of the audit of such financial statements has been delayed.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Harry J. White, Jr.         (214)                631-1166
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               (name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  As disclosed in its Current Reports on Form 8-K dated February 27, 2001 and April 2, 2001, the Company is actively exploring funding alternatives with all its principal lenders and prospective investors as well as strategic alternatives. The Company has substantially reduced its normal operations to conserve cash and downsize its business to a sustainable level. As disclosed in a Current Report on Form 8-K filed on April 2, 2001, the Company is in the process of assessing the effect of these and other uncertainties on its financial statements and related disclosures and therefore, cannot at this time provide a reasonable estimate of its results of operations for the year ended December 31, 2000. The Company anticipates that it will record a substantial non cash charge related to various items on its year end balance sheet which will result in a loss for the fourth quarter and for the year ended December 31, 2000.


                            Silverleaf Resorts, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 2, 2001         By:    /s/ Harry J. White, Jr.
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                                    Harry J. White, Jr.
                                    Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                          Federal Criminal Violations
                              (See 18 U.S.C. 1001)


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. the form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).



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